Security Land & Development Corp.

2816 Washington Road, 103

Augusta, GA 30909

(706) 736-6334

fax (706) 736-6334

August 23, 2007

Correspondence

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N. E.

Washington, DC 20549

RE:	Security Land and Development Corporation
Form 10-KSB for the period ended September 30, 2006
File No. 0-07865

Dear Sir:

The following is in response to your comments regarding the above filing.

Note 2- Investment Properties

Investment Properties Leased or Held for Lease, page 18

1.                                       “Please tell us your basis in GAAP for reallocating the undepreciated basis in an office building to land upon demolition of that building.”

When the property was initially purchased it was our intent to demolish the building  and to include the land with adjacent properties owned by the company to create a larger tract for development of a large project.    Consistent with FAS 67, the company capitalized as project cost the remaining basis of the office building which was originally purchased for the purpose of eventual razing, demolition and inclusion in the project completed in January 2007.

2.                                     “It appears that you have used an out dated form of certification.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please file with your amendment to your Form-KSB to include certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-B”, and

3.                                       “We note that you have filed only one certification, signed by your President and Chief Executive Officer.  Please clarify if Mr. Flanagin is both your Principal Executive Officer and your Principal Financial Officer.”

As to comments 2 and 3 above, we will file an amended Form 10-KSB with the certification (attached) of the Principal Executive Officer who also acts as the Chief Financial Officer for the Company.

In connection with the above response to your comments we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response to your comments addresses your concerns and will be in compliance with the applicable disclosure requirements.

Sincerely,

/s/ T. Greenlee Flanagin
T. Greenlee Flanagin
President, Chief Executive Officer and Chief Financial Officer